Peter M. Carlson

Executive Vice President and

Chief Accounting Officer

pcarlson@metlife.com

May 8, 2015

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	MetLife, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed February 27, 2015

File No. 001-15787

Dear Mr. Rosenberg:

This letter sets forth the response of MetLife, Inc. (the “Company”) to the comments contained in your letter dated April 24, 2015 regarding the Company’s Annual Report on Form 10-K filed on February 27, 2015.

In response to your comments, we have reproduced your comments below in boldface, italic type and set forth our response immediately below each comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Impact of a Sustained Low Interest Rate Environment

Interest Rate Stress Scenarios, page 77

1.	You disclose that the hypothetical US interest rate stress scenario will unfavorably impact your operating earnings by $5 million in each of 2015 and 2016. Please explain to us whether the stress scenarios described on pages 77-79 cover all of the interest rate risks reflected in the net derivatives gains (losses) disclosed on page 91 and the potential loss due to interest rate risk disclosed on page 171. If these hypothetical interest rate stress scenarios are all-inclusive, explain their relevance to the amounts disclosed on pages 91 and 171. If they are not all-inclusive, tell us where you address the remaining interest rate risk or why additional disclosure is not necessary.

Mr. Jim B. Rosenberg

Securities and Exchange Commission

May 8, 2015

Management’s Response:

Below is a summary of the referenced U.S. interest rate stress scenarios, net derivative gains (losses) and sensitivity analysis disclosures on Pages 77-79, 91 and 171 of the Company’s 2014 Form 10-K:

•	The hypothetical U.S. interest rate stress scenario disclosed on Pages 77-79 summarizes the potential impact on 2015 and 2016 operating earnings for the total Company as well as each segment and Corporate & Other that would be significantly affected by changes in U.S. interest rates.

•	Page 77 includes disclosure of the potential impact on 2015 and 2016 net income using the same hypothetical U.S. interest rate stress scenario on the mark-to-market of derivative positions that do not qualify as accounting hedges.

•	The disclosure on Page 91 provides the actual 2014 and 2013 derivative gains (losses) on the Company’s non-VA program due to interest rate changes (U.S. and non-U.S.), which are included in net income.

•	The disclosure on Page 171 provides the potential impact of the interest rate stress scenario changes (U.S. and non-U.S.) on asset and liability fair values at December 31, 2014, which would impact comprehensive income (loss).

Therefore, the $5 million unfavorable impact disclosed on Page 77 cannot be viewed in relation to the disclosures on pages 91 and 171 because the $5 million represents the impact to operating earnings only. The estimated impact on the hypothetical U.S. interest rate stress scenario on the mark-to-market of derivative positions ($425 million and $300 million in 2015 and 2016, respectively) on Page 77 can be viewed in relation to the $927 million disclosed in the table on Page 91 since both disclosures relate to the impact of changes in interest rates on derivatives. However, the disclosure on Page 77 relates to U.S. dollar denominated instruments while the disclosure on Page 91, as well as the disclosure on Page 171, also includes the impact of interest rate changes on non-U.S. dollar denominated instruments.

We believe the above described interest rate stress scenario disclosures appropriately address the Company’s exposure to interest rate risk. Beginning with the filing of the Company’s Form 10-K for the fiscal year ending December 31, 2015, we will add further clarification regarding the financial measures impacted by each of the disclosures.

Mr. Jim B. Rosenberg

Securities and Exchange Commission

May 8, 2015

Notes to Consolidated Financial Statements

1. Business, Basis of Presentation and Summary of Significant Accounting Policies

Foreign Currency, page 198

2.	Please refer to the following disclosure in the last paragraph on page 48 under the risk factor “Fluctuations in Foreign Currency Exchange Rates Could Negatively Affect Our Profitability:”

“…we have substantial operations in Japan and a significant portion of our premiums and investment income in Japan is received in yen. Most claims and expenses associated with our operations in Japan are also paid in yen and we primarily purchase yen-denominated assets to support yen-denominated policy liabilities.”

You disclose herein, however, that Japan is an exception to your use of the local currency as the functional currency and that “multiple functional currencies exist in Japan.” Tell us why the yen is not the functional currency for your Japanese operations and what you mean by “multiple functional currencies exist” in Japan. In your response, tell us what you determined the functional currencies to be for your Japanese operations, and include an analysis supporting your determination under ASC 830-10-45 and ASC 830-10-55.

Management’s Response:

In Note 1, “Business, Basis of Presentation and Summary of Significant Accounting Policies,” of the Notes to the Consolidated Financial Statements, we stated that “with the exception of certain foreign operations, primarily Japan, where multiple functional currencies exist, the local currencies of foreign operations are the functional currencies.” This disclosure was not intended to convey that the Japanese yen is not a functional currency of our Japanese operations. In light of our functional currency assessment set forth below, we concluded that there are four functional currencies for our Japan operations, including the Japanese yen. Commencing with the Company’s Form 10-K filing for the year ending December 31, 2015, we will clarify disclosure relating to foreign currencies as set forth below.

Functional Currency Assessment for the Company’s Japan Operations

Upon acquisition in 2010, we analyzed our Japan business under ASC 830-10-45 and ASC 830-10-55 and concluded that, although all operations were located in Japan, such operations took place in multiple economic environments based on the currencies in which products were offered. Our Japan operations offered and continue to offer products denominated in four currencies: (1) the Japanese yen, (2) the United States dollar, (3) the Australian dollar, and (4) the Euro. As discussed in ASC 830-10-45, an entity may have more than one distinct and separate operation in which case each operation may be considered a separate entity.

In accordance with ASC 830-10-55, we also considered cash flow, sales and other market indicators when making our functional currency assessment. For the aforementioned four currencies, premiums, commissions, and related claims are denominated in those respective currencies. The pricing of products denominated in those four currencies takes into consideration the

Mr. Jim B. Rosenberg

Securities and Exchange Commission

May 8, 2015

interest rate environment of the respective currency, and is not primarily responsive to short-term foreign currency movements. Each book of business generates sufficient cash flows to fulfill existing and normally expected insurance obligations. As disclosed in Item 1A, “Risk Factors - Risks Related to Our Business - Fluctuations in Foreign Currency Exchange Rates Could Negatively Affect Our Profitability” (Page 48 of the Company’s Form 10-K), our Japan operation does assume some currency exposure by backing a portion of surplus and yen-denominated liabilities with U.S. dollar assets. However, for all other currencies, substantially all invested assets are denominated in the respective currency.

As such, we had concluded that for our Japan operations the aforementioned four currencies all qualify as separate functional currencies for our Japan operations.

As discussed in ASC 830-10-45-7, once a functional currency is determined, such a determination should be used consistently unless there have been significant changes in economic facts or circumstances that clearly indicate that the functional currency has changed. Since 2010, there have been no significant changes in economic facts or circumstances indicating that a reassessment of the current designated functional currencies in Japan is warranted.

Proposed Revision to Note 1 in Future Annual Filings

Commencing with the Company’s Form 10-K filing for the year ending December 31, 2015, we will include the following revised disclosure (in bold) in Note 1:

Foreign currency

Assets, liabilities and operations of foreign affiliates and subsidiaries are recorded based on the functional currency of each entity. The determination of the functional currency is made based on the appropriate economic and management indicators. For most of our foreign operations, the local currency is the functional currency. For certain other foreign operations, such as Japan, the local currency and one or more other currencies qualify as functional currencies. Assets and liabilities of foreign affiliates and subsidiaries are translated from the functional currency to U.S. dollars at the exchange rate in effect at each year-end and income and expense accounts are translated at the average exchange rates during the year. The resulting translation adjustments are charged or credited directly to OCI, net of applicable taxes. Gains and losses from foreign currency transactions, including the effect of re-measurement of monetary assets and liabilities to the appropriate functional currency, are reported as part of net investment gains (losses) in the period in which they occur.

*****

Mr. Jim B. Rosenberg

Securities and Exchange Commission

May 8, 2015

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we may be of assistance in answering any questions that may arise in connection with the staff’s review of our response letter, please call me at 212-578-2005. For your convenience, we are sending a copy of this letter to you via e-mail at RosenbergJ@SEC.GOV, in addition to filing it on EDGAR under the form type label CORRESP.

Sincerely,

/s/ Peter M. Carlson

Peter M. Carlson

cc:	Steven A. Kandarian

John C. R. Hele